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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67091

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DWM Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 First Stamford Place, 4th Floor
(No. and Street)

Stamford	CT	06092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA PC
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd, #240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

4/25/17	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DWM Finance LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Co-Managing Partner

Mary Bellis [signature]

Notary Public

MARY BELLIS -MY- COMMISSION EXPIRES NOVEMBER 30, 2026 CONNECTICUT NOTARY PUBLIC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

DWM FINANCE LLC

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DWM Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWM Finance LLC (the Company) as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of DWM Finance LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Jerome Davies, CPA, P.C.

Marietta, Georgia
January 31, 2023

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2022
ASSETS	
Cash	$ 35,760
Accounts receivable	29,289
Other receivable	11,179
Prepaid expenses	3,382
Total assets	$ 79,610
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 7,332
Total liabilities	7,332
Member's equity	$ 72,278
Total liabilities and member's equity	$ 79,610

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2022
Revenues	
Placement fees	$ 29,289
Expenses	
Compensation	150,000
Professional fees	39,407
Rent	6,924
Regulatory fees	5,647
Other expenses	24,689
Total expenses	226,667
Net loss	$ (197,378)

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2022
Member's equity, beginning of year	$ 92,809
Contributions	176,847
Net loss	(197,378)
Member's equity, end of year	$ 72,278

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2022
Cash flows from operating activities	
Net loss	$ (197,378)
Changes to operating assets and liabilities	
Accounts receivable	45,270
Other receivable	(11,179)
Prepaid expenses	798
Accounts payable and accrued expenses	(1,620)
Net cash used by operating activities	(164,109)
Cash flows from financing activities	
Contributions	176,847
Net cash flows provided by financing activities	176,847
Net increase in cash	12,738
Cash, beginning of year	23,022
Cash, end of year	$ 35,760
Supplemental disclosures of noncash financing activity	
Forgiveness of debt by member (see Note 2)	$ 176,847

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. As a Limited Liability Company (LLC) the member's liability is limited to their investment. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

The Company is a registered broker dealer that provides debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services primarily to microfinance institutions in the developing world. The Company earns advisory fees as well as fees based on the value of transactions. The Company places securities for third parties as well as for funds managed by its affiliate, DWM Asset Management LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Placement and Service Fees

Revenues are recognized when the Company's fees and commissions have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured. Typically, the performance obligation is satisfied when capital is raised on behalf of customers.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company incurred no credit losses due to this concentration during 2022. It is the Company's policy to review, as necessary, the credit standing of such counterparties.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Accounts Receivable

The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Other receivable reported on the Statement of Financial Condition represents a refund of foreign taxes withheld in error.

Income Taxes

As a single member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. The Company's financial activities are reported in conjunction with the federal and state income tax filings of the Parent. Therefore, no income tax liability nor provision expense has been recognized as the members of the Parent are individually liable for income taxes, if any, on their share of the Parent company's net income or loss.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2022.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2019, which is the standard statute of limitations look-back period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for year ended December 31, 2022.

2. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "Related Party"), another company wholly owned by the Parent. Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount to the Company. Expenses apportioned to the Company under the Expense Sharing Agreement totaled $192,924 for the year ended December 31, 2022 and is reflected in the respective expense categories on the accompanying statement of operations. The Parent assumed and forgave $176,847 of the amount due to Related Party under the Expense Sharing Agreement, such amount was included in the Company's expenses and is treated as contributions on the accompanying statement of changes in member's equity.

Revenue earned during the year ended December 31, 2022 resulted from a security placed with a fund that is managed by DWM Asset Management, an entity under common control.

The Company's financial position and results of operations may have differed from the amounts in the accompanying financial statements had the above transactions not been with related parties.

3. Concentrations

The Company is typically dependent on a relatively small number of customers for a substantial portion of its revenue, although the customers comprising this group have changed from time to time. For the year ended December 31, 2022, revenue received from one client accounted for 100% of revenue, and 100% of accounts receivable as of December 31, 2022.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company has net capital of $28,428, which was $23,428 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 25.79%.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Commitments and Contingencies

The Company has no commitments or contingencies at December 31, 2022 that require disclosure in the accompanying financial statements or the related Notes thereto.

7. Net Loss

The Company incurred a loss for 2022 and was dependent upon capital contributions from its member for working capital and net capital. The member has represented that it intends to continue to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the statement of financial condition date through February 6, 2023, which represents the date these financials statements were issued, and has not identified any subsequent events that required adjustment to, or disclosure in these financial statements.

DWM FINANCE LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3 - 1 OF THE SECURITIES AND EXCHANGE COMMISSION

		Year Ended December 31, 2022
Total member's equity		$ 72,278
Deductions		
Non-allowable assets:		
Accounts receivable	29,289	
Other receivable	11,179	
Prepaid expenses	3,382	
Total non-allowable assets		43,850
Net capital		$ 28,428
Aggregate indebtedness		
Accounts payable and accrued expenses	7,332	
		$ 7,332
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 23,428
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required.		$22,428
Percentage of aggregate indebtedness to net capital		25.79%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2022.

SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF REVENUE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHNAGE COMISSION

December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5

DWM FINANCE LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHNAGE COMISSION

December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5

DWM Finance LLC
100 First Stamford Place, 4 Floor, Stamford CT, 06902

www.dwmarkets.com tel: 1.203.655.5453
fax: 1.203.656.9528

DEVELOPING
WORLD
MARKETS

DWM Finance, LLC Exemption Report

DWM Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company met the identified conditions for reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2022, without exception.

DWM Finance, LLC

I, Peter Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Co-Managing Partner

Date: February 2, 2023

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DWM Finance LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DWM Finance LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Jerome Davies, CPA, P.C.

Marietta, Georgia
January 31, 2023